

December 20, 2017

Mr. Ethan Powell
Impact Shares Funds I Trust
2189 Broken Bend
Frisco, TX 75035


Re: **Impact Shares Funds I Trust**
File Nos. 333-221764 and 811-23312


Dear Mr. Powell:

On November 28, 2017, you filed a registration statement on Form N-1A for Impact Shares Funds I Trust (the "Trust") to register shares of Impact Shares YWCA Women's Empowerment ETF ("Women's Fund"), Impact Shares NAACP Minority Empowerment ETF ("Minority Fund") and Impact Shares Cause Based ETF ("Cause Fund" and each a "Fund" and, collectively, the "Funds"). Our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

PROSPECTUS

Cover page

1. The use of YWCA and NAACP in the name of the Women's Fund and the Minority Fund, respectively, may be misleading. Please explain to us why it is not misleading to use the name of the YWCA and the NAACP in the names of these Funds. *See generally* Section 35(d) of the Investment Company Act of 1940 ("1940 Act"). *See also*, *e.g.*, Civil and Military Investors Fund, Inc. v. SEC (288 F.2d 15 (D.C. Cir. 1961)). Please also explain to us why the use of YWCA and NAACP in each Fund's name is not misleading for purposes of Rule 206(4)-8 under the Investment Advisers Act of 1940. Furthermore, please tell us whether or not there is a license agreement with YWCA and/or NAACP permitting the use of each name in the Fund's name. As the Women's Fund's Partner Charity appears to be YWCA Metropolitan Chicago, a local association, please tell us whether YWCA USA, the national association, has approved of the use of its name in the name of the Women's Fund.

Investment Objective (page 2, 7 and 13)

2. Each Fund identifies the exchange upon which shares are listed and its ticker symbol immediately preceding its investment objective. Please move disclosure of the exchange and ticker symbol out of the summary prospectus as such information is not permitted or required there. *See* General Instruction C.3.(b) of Form N-1A.

3. Each Fund's investment objective is to provide investment results that "correspond generally" to the price and yield performance of an index. Please replace "correspond generally" with "track" or "correlate".

Expense Example (page 2, 8 and 13)

4. The fourth sentence states that "[o]nly the first year of each period in the example takes into account the expense reimbursement described above." As there is no expense reimbursement described above, please delete this sentence.

Prospectus Summary — Principal Investment Strategies (pages 2 – 4, 8 – 9 and 13 – 14)

5. Each Fund discloses a policy to invest at least 80% of its assets in component securities of the Underlying Index. Please disclose whether "assets" refers to "total assets" or some other calculation of assets.

6. Please disclose a policy stating that each Fund will invest at least 80% of its assets in the type of investment suggested by its name (*i.e.*, women's empowerment, minority empowerment and cause based). *See* Rule 35d-1(a)(2)(i) under the 1940 Act. Please also disclose the specific criteria each Fund uses to determine that an investment is of the type suggested by each Fund's name for purposes of this 80% policy, including what is meant by "Women's Empowerment", "Minority Empowerment" and "Cause Based" for each Fund and how each Underlying Index's criteria support each of these phrases. The criteria should not be overly broad (*e.g.*, Criteria 13 (Safety at Work) and Criteria 16 (Supplier Diversity) on page 3 appear to be too general to specifically support "women's empowerment") but should instead specifically support the use of each phrase in each Fund's name.

7. The fifth sentence of the first paragraph for each Fund states that the Fund may use the 20% basket to invest in other investment companies, including other exchange-traded funds. Please consider whether any Fund should include an "Acquired Fund Fees and Expenses" line item in its fee table. *See* Instruction 3(f)(i) to Item 3 of Form N-1A.

8. The sixth sentence of the first paragraph for each Fund states that each Fund "may also invest in warrants and may also use derivatives, primarily swaps . . ., options and futures contracts on securities, interest rates, non-physical commodities and/or currencies with the 20% basket . . . ." Please revise this disclosure to clarify that each Fund's investments in warrants and derivatives are *part of* the 20% basket rather than investments made "with the 20% basket".

9. If any derivatives are included in either of each Fund's 80% investment policies, please disclose in an appropriate location that derivatives are valued based on market value, not notional value, for that purpose.

10. The fifth sentence of the first full paragraph on page 2 defines the Index Universe. Disclosure in the first bullet point following this definition states that the "starting universe" is determined based on the rules set forth below. Please revise the disclosure to clarify which securities constitute the universe of securities from which Underlying Index constituents are selected. Please also revise the same disclosure on page 9 and page 14.

11. The fourth sentence of the first full paragraph on page 2 states that index constituents must be listed on a U.S. national securities exchange. The second to last sentence on page 2 states that the Underlying Index only includes companies with their primary listing in a Developed Markets Economy. Please reconcile this inconsistency and similar inconsistencies on page 9 and page 14.

12. The sixth sentence of the second paragraph on page 2, the second sentence on page 9 and the sixth sentence of the first full paragraph on page 14 each refer to an "independent third party". Please identify the independent third party in each location.

13. The last sentence on page 2 states that the Fund can invest in companies with a minimum market capitalization of $2 billion. As this minimum amount includes companies that are small- and mid-capitalization companies, please state that the Fund can invest in small- and mid-capitalization companies and disclose the corresponding risks of such investments in the Principal Risks section. As the Principal Investment Strategies of the Minority Fund and the Cause Fund include the same minimum market capitalization on page 9 and page 14, respectively, please add similar disclosure to each Fund's summary prospectuses.

14. The bullet point on page 3 refers to a score between 1 and 3. Please clarify whether this is the same as the Gender Diversity Score referred to in the first bullet point or if this is a different score. Please also clarify whether a score of 1 or a score of 3 is the highest score. In addition, once a company receives a score, please disclose how companies are then selected for inclusion in the Underlying Index and how many companies are selected. Please make the same clarifications with respect to the references to the Minority Diversity Score and the Caused Based Score and a score between 1 and 3 on page 9 and page 14, respectively.

15. The disclosure on page 3 describes the criteria used to score companies for the Women's Fund. Please revise the disclosure so that it is in a plain English narrative format, rather than what appears to be cut and pasted from the Underlying Index white paper. Please also clarify the disclosure so that an investor can understand the criteria (*e.g.*, what does gender balance between 10-20 mean?). Please apply the same approach to the disclosure to be added to

describe the Principal Investment Strategies of the Minority Fund and the Cause Fund in the next pre-effective amendment to the registration statement.

16. Please submit the white paper for each Underlying Index. We may have more comments after we review the white papers.

17. Please identify each Fund's Index Provider. If the Fund is a self-indexing Fund, please disclose that the Index Provider is an affiliate and the nature of the affiliation.

18. Please disclose the index weighting methodology for each Underlying Index.

19. Please disclose information regarding index rebalancing and reconstitution, including the frequency of each and what each involves.

20. Please briefly describe any discretion permitted to the Index Provider in compiling each Underlying Index.

Prospectus Summary — Principal Risks (pages 4 – 6, 9 – 12 and 15 – 17)

21. If the Index Provider for any Fund lacks experience as an Index Provider, please consider disclosing a risk factor that addresses the Index Provider's lack of experience and the related risks.

22. Page 5, page 10 and page 16 each sets forth Industry Concentration Risk. In each Fund's Principal Investment Strategies section, please disclose (i) that the Fund may concentrate in an industry or group of industries to the extent that the Underlying Index does so and (ii) whether the Underlying Index is currently concentrated and, if so, the specific industry or group of industries in which the Underlying Index is concentrated. Please also add the corresponding risks of investments in such industry or group of industries to the Principal Risks section.

23. The Intellectual Property Risk on page 5, page 10 and page 16 states that the Adviser relies on a license that permits each Fund to use the Underlying Index and associated trade names, trademarks and service marks. As the staff views the license agreement as a material contract, please confirm that the license agreement for each Fund will be filed as an exhibit to the registration statement. *See* Item 28(h) of Form N-1A.

24. On page 5, page 10 and page 16, each Fund separately discloses Liquidity Risk and Illiquid Securities Risk. Please consolidate these duplicative risk factors into a single risk factor.

25. On page 6, page 11 and page 17, each Fund discloses Regulatory Risk. Please add disclosure to this risk factor to better describe the risks involved. Also, please revise this risk factor on page 11 and page 17 to replace the reference to gender diversity with a reference to the investment focus of the Minority ETF and the Cause ETF, respectively.

26. For each Fund, please disclose a risk factor that describes the risk of market makers and authorized participants stepping away from their respective roles (*e.g.*, that, in times of

market stress, market makers and authorized participants may step away from their respective roles in making a market in ETF shares or in executing purchase and redemption orders, which could lead to variances between the market price of ETF shares and the underlying value of those shares).

27. For each Fund, please disclose a risk factor that describes the risks relating to the impact of reduced liquidity of an ETF's portfolio holdings on the liquidity of ETF shares (*e.g.*, that in stressed market conditions, the market for ETF shares may become less liquid in response to deteriorating liquidity of the ETF's portfolio holdings, which could lead to differences between the market price of the ETF's shares and the underlying value of those shares).

28. On page 10 and page 15, the disclosure sets forth Gender Diversity Risk. As these pages set forth the principal risk factors for the Minority ETF and the Cause ETF, please revise this risk factor to reflect the type of investment on which each Fund focuses.

Prospectus Summary — Purchase and Sale of Fund Shares (page 7, 12 and 18)

29. The disclosure for each Fund leaves blank the number of shares that will comprise a Creation Unit. Please complete this missing disclosure. We may have more comments.

Description of Underlying Index (pages 18 – 19)

30. The description of each Underlying Index sets forth standard liquidity criteria which includes a minimum market capitalization amount and a minimum average daily trading volume. Please also disclose the minimum average daily trading volume criteria in the Principal Investment Strategies section of each Fund.

31. Each description of each Underlying Index includes an "ESG screening" that excludes certain companies. Please explain how excluding companies that derive a majority of revenues from weapons, gambling or tobacco industries or that are on the Norwegian Ethics Council List results in Underlying Index constituent companies that empower women or minorities.

32. Each description of each Underlying Index states that if several companies have the same score, they are sorted according to market capitalization. Please also disclose this step in the process of compiling the Underlying Index in the Principal Investment Strategies section of each Fund, including more details on how companies are sorted according to market capitalization.

33. On page 18, the first sentence of the description of the Equileap North American Gender Equality Index states that the starting universe is all public companies domiciled in and with their primary listing in the U.S. On page 18, the second sentence of the seventh paragraph of this same description states that the companies in the index were selected from 1,156 companies domiciled in Canada and the U.S. Please reconcile this inconsistency. Also,

please add disclosure that states the date as of which the companies in the index were selected from 1,156 companies.

34. The second to last sentence of each Underlying Index description refers to the "Index Guideline". Please add disclosure to clarify what the Index Guideline is and to state where it is available.

Description of Principal Investments (page 20)

35. The second sentence of the first paragraph refers to investments by the Funds in pooled investment vehicles. Please tell us whether this reference to pooled investment vehicles includes investment companies that are not registered under the 1940 Act. If so, we may have more comments. If not, please revise the reference to pooled investment vehicles so that it only refers to registered investment companies.

Non-Principal Strategies (pages 20 – 21)

36. The second paragraph states that each Fund is subject to Rule 35d-1 under the 1940 Act and therefore commits to invest at least 80% of its assets, under normal circumstances, in U.S. equity. Please explain to us why Rule 35d-1 requires each Fund to invest at least 80% of its assets in U.S. equity. Alternatively, please delete this disclosure.

37. The disclosure on page 21 identifies derivatives, exchange-traded funds and options as non-principal strategies. The Principal Investment Strategies section in each summary prospectus identifies each of these types of investments as principal strategies. Please reconcile this inconsistency.

38. The last paragraph on page 21 describes each Fund's ability to take temporary defensive positions. Disclosure under Passive Investment Risk in the Principal Risks section of each summary prospectus states that none of the Funds attempt to take defensive positions under any market conditions. Please reconcile this inconsistency. Also, if the Funds are able to take temporary defensive positions, please explain to us how making larger than normal investments in derivatives to maintain exposure to the Index (as stated on page 21) is consistent with taking temporary defensive positions that are inconsistent with the Fund's principal investment strategies. *See* Instruction 6 to Item 9(b) of Form N-1A.

Description of Risks (pages 22 – 29)

39. Disclosure on page 24 sets forth Gender Diversity Risk. Please add disclosure of risk factors that relate to the types of investments focused on by each of the Minority ETF and Cause ETF.

40. On page 25, the third sentence states that the Funds may invest in inverse ETFs and the seventh sentence states that the Funds will limit investments in inverse and leveraged ETFs to 5% of average daily net assets. Please add disclosure of inverse ETFs and leveraged ETFs to each Fund's Principal Investment Strategies section and the corresponding risks to each

Fund's Principal Risks section. If any Fund intends to invest in inverse leveraged ETFs as part of its principal strategies, please also identify inverse leveraged ETFs in the Fund's Principal Investment Strategies section and the corresponding risks in the Fund's Principal Risks section.

Management of the Funds — Board of Trustees and Investment Adviser (page 30)

41. The third sentence of the fourth paragraph states that the Adviser pays all the expenses of the Funds, with certain exceptions. The second sentence of the fourth paragraph on page 31 states that Funds pay their own ordinary operating and activity expenses (as does the second sentence of the sixth full paragraph on page 22 of the Statement of Additional Information). Please reconcile this inconsistency. Also, if the Funds pay their own operating and activity expenses, please explain to us why "Other Expenses" in each of the fee tables are estimated to be 0.

42. The sixth sentence of the fifth paragraph states that each Partner Charity will participate in the development and evolution of the social metrics that the Adviser considers in evaluating the eligible universe of companies eligible for inclusion in the relevant Underlying Index used by the Fund with which the Partner Charity is associated. Please identify the Partner Charity with which each Fund is associated. Also, please provide a more detailed description of how the Partner Charity will participate in the development and evolution of these social metrics that the Adviser considers. In addition, please explain to us why this activity does not make the Partner Charity an Index Provider.

Management of the Funds — YWCA of Metropolitan Chicago (page 31)

43. The last paragraph of this section states that the prospectus and SAI do not give rise to any rights in any shareholder or other person other than any rights under federal or state law that may not be waived. Please delete the reference to "that may not be waived".

Management of the Funds — Distribution (12b-1) Plan (page 32)

44. The first sentence states that the Funds may pay the Distributor and financial intermediaries up to 0.25% under a 12b-1 distribution plan. Please replace 0.00% in the "Distribution and Service (12b-1) Fees" line item in each Fund's fee table with 0.25%.

Purchases through and outside the Clearing Process (page 34)

45. The first sentence of the third paragraph states that purchase orders effected outside of the clearing process are likely to require transmittal by the Authorized Participant earlier on the Transmittal Date than orders effecting using the clearing process. Please disclose the specific time by which an Authorized Participant must submit purchase orders outside of the clearing process. We may have more comments after reviewing your response.

Redemptions (page 35)

46. Please disclose the specific time by which an Authorized Participant must submit redemption orders both through and outside the clearing process. Please confirm that the disclosure added here is consistent with the disclosure set forth on page 33 of the Statement of Additional Information (which, for redemption orders submitted through the clearing process, discloses a 4:00 pm cut-off time for mail orders and a 3:00 pm cut-off time for electronic orders and for redemption orders submitted outside the clearing process, does not clearly state the applicable cut-off time). We may have more comments after reviewing your response.

47. The third sentence states that the specific requirements for good order depend on the type of account and method of redemption. Please disclose the specific requirements for good order for all redemption requests.

Transaction Fees (pages 35 – 36)

48. The last paragraph of this section discloses standard fees and maximum additional charges for creations and redemptions. Please disclose that no redemption fee will exceed 2% of the value of the creation unit redeemed. *See* Rule 22c-2(a)(1)(i) under the 1940 Act.

Share Prices (page 37)

49. Please disclose what the IOPV calculation includes or does not include (*e.g.*, operating expenses or other accruals).

<u>STATEMENT OF ADDITIONAL INFORMATION</u>

Investment Restrictions — Other Information (page 12)

50. Please disclose that the Funds will consider the concentration of underlying funds in which they invest when determining compliance with their own concentration policy.

51. In the first sentence of the last paragraph, please replace the reference to fundamental investment restriction no. 1 with fundamental restriction no. 3.

Management of the Trust — Interested Trustees (pages 13 – 15)

52. Disclosure under "Term of Office and Length of Time Served" states that Ethan Powell has been a Trustee and Chairman of the Board since December 2013. Disclosure on page 1 of the Statement of Additional Information states that the Trust was organized in 2016. Please reconcile this inconsistency.

Management of the Trust — Policy on Disclosure of Portfolio Holdings (page 20)

53. The fourth sentence states that the Funds disseminate information about portfolio holdings each day. Please describe with more specificity what information about portfolio holdings is disseminated daily (*e.g.*, a complete list of holdings held by the Fund on that day).

Investment Advisory Services (pages 22 – 24)

54. The last sentence of the second paragraph on page 22 states that the Advisor donates its net advisory fees less operating costs and reasonable working capital allowance to its collaborating nonprofit. Disclosure on page 31 of the Prospectus indicates that the Funds may use subadvisers. Please disclose whether or not the subadvisers will make a similar donation of any subadvisory fees earned.

Distributor (page 27)

55. Please add disclosure required by Item 19(g) of Form N-1A regarding the Rule 12b-1 Distribution Plan, including a list of the principal types of activities for which payments will be made (Item 19(g)(1)), the relationship between amounts paid to the Distributor and the expenses it incurs (Item 19(g)(2)), and the anticipated benefits to the Funds that may result from the plan (Item 19(g)(6)).

Financial Statements (page 45)

56. Please include financial statements in the next pre-effective amendment to the registration statement. *See* Section 14(a) of the 1940 Act.

Signature Page

57. Once the Board has been constituted (*e.g*., independent trustees appointed), please confirm that the next pre-effective amendment to the registration will be executed in accordance with Section 6 of the Securities Act of 1933 ("Securities Act").

<u>GENERAL COMMENTS</u>

58. We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

59. Other than the exemptive application submitted by the Fund on November 28, 2017, please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

60. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

In closing, we remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

* * * * *

   If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6782.

             Sincerely,

             /s/ Anu Dubey

             Anu Dubey
             Senior Counsel